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                                    UNITED STATES
                           SECURITIES & EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20540

                                      FORM 20-F
(MARK ONE)
    [ XX ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 (Fee Required)
                                          OR

    [ ] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee Required)

    For the fiscal year ended
                               ----------------------

                                          OR
    [ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

    For the transition period from                       to
                                    ---------------------    -------------------
Commission file number
                       -------------------

                           ENVOY COMMUNICATIONS GROUP INC.
--------------------------------------------------------------------------------
                (Exact name of Registrant as specified in its charter)

                           ENVOY COMMUNICATIONS GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of the Registrants name into English)

                               British Columbia, Canada
--------------------------------------------------------------------------------
                   (Jurisdiction of incorporation or organization)

          370 King Street West, Suite 800, Toronto, Ontario, Canada M5V 1J9
--------------------------------------------------------------------------------
                       (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class          Name of Each Exchange on Which Registered
-------------------          -----------------------------------------

    None


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Securities registered or to be registered pursuant to Section 12(g) of the Act.

                       COMMON EQUITY SHARES (6,245,777 shares)
--------------------------------------------------------------------------------
                                   (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

    None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report:   At September 30, 1996 there were 6,245,777 common shares outstanding.

    Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    YES            NO   XXX
         -------       -------

    Indicate by check mark which financial statement item the Registrant has elected to follows:

    Item 17                  Item 18   XXX
             -------                  -------

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

    YES            NO
         -------       -------

CURRENCY AND EXCHANGE RATES

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On September 30, 1996 the buying rate for Canadian Dollars was $1.00 US to $1.3619 Cdn. (see Item 8 for further Exchange Rate information to U.S. currency.


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                                  TABLE OF CONTENTS

Item 1.  Description of Business                                              4
Item 2.  Description of Property                                              5
Item 3.  Legal Proceedings                                                    5
Item 4.  Control of Registrant                                                5
Item 5.  Nature of Trading Market                                             7
Item 6.  Exchange Controls and Other Limitations Affecting Security Holders   8
Item 7.  Taxation                                                             9
Item 8.  Selected Financial Data                                             10
Item 9.  Management's Discussion and Analysis of Financial condition and
              Results of Operations.                                         12
Item 10. Directors and Officers of Registrant                                13
Item 11. Compensation of Directors and Officers                              15
Item 12. Options to Purchase Securities from Registrant or Subsidiaries      16
Item 13. Interest of Management in Certain Transactions                      16

                                       PART II

Item 14. Description of Securities to be Registered                          16

                                       PART III

Item 15. Defaults upon Senior Securities                                     17
Item 16. Changes in Securities and Changes is Security for
              Registered Securities                                          17

                                       PART IV

Item 17. Financial Statements                                                 -
Item 18. Financial Statements                                                 -
Item 19. Financial Statements and Exhibits                                   17


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                                        PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

The Registrant, Envoy Communications Group Inc., was incorporated under the Companies Act and is a British Columbia, Canada based company which is dedicated to building a powerful network of strategic marketing communications companies in Canada and the United States. The company's focus, through its wholly-owned subsidiaries, is advertising, corporate communication, meeting planning, event marketing and incentive travel. MasterCard, Budget, Japan Camera, Cantel, Nissan, and Toronto Transit commission comprise a portion of clients of Registrant.

The philosophy of the business is based on the principle of "full circle" communications - totally integrated programs strategically targeted to each key audience segment and delivered through one consistent voice. Through total integration companies in the 90's will successfully achieve maximum impact for every dollar spent.

CORPORATE HISTORY

The Company was originally incorporated in Vancouver, British Columbia, Canada under the name "Potential Mines Ltd. on December 28, 1973. Subsequent to that time the following changes have been filed as of the date indicated:

08/20/81   Name change to Potential Resources Ltd.
05/08/84   Increase of authorized stock to 10,000,000 common shares.
04/07/86   Name changed to Skybridge International Inc.
04/30/87   Name changed to International Potential Explorations Inc.
04/12/91   Name changed to Banyan Industries International Inc.
11/19/91   Name changed to The Incentive Design Group Ltd.
08/04/92   Increased authorized stock to 100,000,000.
01/22/96   Decreased authorized stock to 50,000,000.
01/22/96   Name changed to Envoy Communications Group Inc.
01/22/96 Reverse split of common stock at the rate of 1 new share for 5 originals.

Incentive Design Communications Inc. was purchased by the Company from Christine Genovese (spouse of Geoffrey B. Genovese) on October 16, 1991 for $375,000, comprised of 166,667 common shares issued at a deemed value of $208,333.33 and $166,667.67 in cash.

Business Theaters International Inc. was purchased by the Company from Christine Genovese on October 16, 1991 for $750,000, comprised of 333,334 common shares issued at a deemed value of $416,666.66 and $333.333.34 in cash.

Effective October 1, 1992, the Company acquired 100% of the issued and outstanding common shares of The Communique Group Inc. (Communique). The cost of the purchase


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was $3,058,500 comprised of 5,830,000 common shares issued at a deemed value of
$2,623,500, the transfer of all of the shares of a wholly-owned subsidiary, Executive travel Centre Inc., at a deemed value of $375,000 to the principals of Communique, and $60,000 in legal fees related to the acquisition.

Communique Business Communications Inc., ("CBC") was incorporated by The Communique Group Inc., a wholly owned subsidiary of the Company, on January 19, 1995 by the subscription for 750 common shares of CBC for $75, representing 75% of the shares of CBC. The remaining 25% of the shares of CBC are owned by Andrew Crighton, Vice President of CBC. On March 1, 1996, The Communique Group Inc. transferred the 750 shares of CBC to the Company for $75.

Turnstyle Design Inc. ("Turnstyle") was incorporated by The Communique Group Inc. (wholly owned subsidiary of the Company) on February 2, 1995 by the subscription for 800 common shares of Turnstyle for $80, representing 80% of the shares of Turnstyle. The remaining 20% of the shares of Turnstyle are owned by Rosanne Baker Thornley, Vice President of Turnstyle. On March 1, 1996, The Communique Group Inc. transferred the 800 shares of Turnstyle to the Company for $80.

Communique Incentives Inc. ("CII") was incorporated by the Company on May 14, 1996 by the subscription for 1,000 common shares of CII for $5,000 representing 100% of CII.

On September 1, 1996, the Company acquired 35% of the common share of Vertex Communications Limited for $40,000.

ITEM 2.  DESCRIPTION OF PROPERTY

The Company has no principal properties.


ITEM 3.  LEGAL PROCEEDINGS

The Company is currently involved as the Defendant in a suit brought by Odyssey Promotions Limited for failure to pay commissions involved with the securing of a travel business of Kinney Canada and Woolco Canada for a total commission of $216,000. This suit was brought about during or about March 1992. A motion was brought to dismiss the action against Envoy. However, Odyssey Promotions Limited appealed to the Court of Appeal for Ontario and the appeal was successful. The Company will likely prevail and as a result the amount of the claim payable will be nil.

ITEM 4.  CONTROL OF REGISTRANT

The Registrant's securities are recorded on the books of its transfer agent in registered form however, the majority of such shares are registered in the name of intermediaries such as


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brokerage firms and clearing houses on behalf of their respective clients and the Registrant does not have knowledge of the beneficial owners thereof. The Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.

As of September 30, 1996, the Registrant had authorized share capital of 50,000,000 common share without par value of which 6,245,777 shares were issued and outstanding.

     Title of           Identity of               Amount        Percentage
      Class           Person or Group             Owned           Of Class
     --------         ---------------             ------        ----------

     Common           CDS & Company             1,231,485         19.72%
     Common           Howe & Company            1,372,819         21.98%
     Common           Cede & Company              695,615         11.14%

Note: These shares are registered in the names of brokerage clearing houses and management of the Registrant is unaware of the beneficial ownership of the shares registered in the above names although certain of these figures include shares of management registered in brokerage houses (i.e., "street form").

At September 30, 1996 the directors and officers as a group (7 persons) owned 558,816 shares of the Registrant or 8.95% of the issued and outstanding shares of the Registrant.

In conjunction with the private placements which took place during the year, 2,631,580 share purchase warrants were issued with an exercise price of $0.38 effective through January 29, 1997 and $0.44 thereafter to January 29, 1998. One million (1,000,000) share purchase warrants were issued subsequent to September 30, 1996 with an exercise price of $0.85 to September 12, 1997 and $1.00 thereafter to September 12, 1998. At September 30, 1996, 3,631,580 warrants (issued and to be issued) were outstanding. The Company has reserved 3,631,580 common shares to be issued upon the exercise of the share purchase warrants.

During the year, $680,000 was received as an advance on 1,000,000 common shares subscribed for pursuant to a private placement. Approval of the subscription by the regulatory authorities was received subsequent to September 30, 1996 and the common share were issued at a price of $0.68 per share. These shares are subject to a one-year no-trade period which expires on January 29, 1997 and September 12, 1997 respectively.

Under the Securities Act (British Columbia) insiders (generally officers and directors of the Registrant) are required to file individual insider reports of changes in their ownership in the Registrant's securities within the first 10 days of the calendar month following any trade in the Registrant's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, Suite 1100, 865 Hornby Street, Vancouver, British Columbia V6Z 2H4 (phone 604/660-4800).


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ITEM 5.   NATURE OF TRADING MARKET

Since March 13, 1984 the shares of the Registrant have traded in Canada on the VSE. Summary trading by quarter for the two most recent fiscal years for the period ending September 30, 1996 on the VSE is as follows:

YEAR                HIGH           LOW            CLOSE          VOLUME
----                ----           ---            -----          ------

1993
4th Qtr             6.25           4.00           4.75           816,564

1994
1st Qtr             6.50           3.25           3.50           304,088
2nd Qtr             4.50           2.75           3.00           254,940
3rd Qtr             2.75           1.50           1.70           294,091
4th Qtr             2.15           1.10           1.25           583,755

1995
1st Qtr             2.00           1.25           1.25           271,241
2nd Qtr             2.45           1.05           1.80         1,001,173
3rd Qtr             2.25           1.20           1.20           508,281
4th Qtr             1.30            .55            .55           520,217

1996
1st Qtr             1.50            .50           1.50           545,114
2nd Qtr             1.48            .92           1.00           437,626
3rd Qtr             2.45            .85           2.36         1,119,931

As of September 30, 1996 there were 6,245,777 outstanding shares of the company of which 3,377,458 were held by 15 Canadian residents, 763,055 shares held by U.S. residents, and 2,105,264 shares held by residents of other countries thus totaling 45 shareholders of record. This does not reflect those shareholders whose shares are being held by brokerage clearing houses and the ultimate beneficial owners of these shares are not known to the Registrant.

CHANGE OF CAPITAL

Effective March 5, 1984, the Registrant increased its authorized capital from 5,000,000 to 10,000,000 without par value and without altering the number of shares outstanding. Effective August 4, 1992 the Registrant again increased the authorized capital from 10,000,000 to 100,000,000 shares. By Special Resolution on December 20, 1995, the Company reversed the total shares by a factor of 5 thereby reducing the then authorized capital shares to 20,000,000 and the then outstanding shares to 3,614,197. At that same meeting and subsequent to this reversal of shares, by Resolution the authorized capital of the company was increased to 50,000,000 shares without par value.


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ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares of the Registrant, other than withholding tax requirement (see Item 7).

There is no limitation imposed by the laws of Canada, the laws of British Columbia or by the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote common shares of the Registrant, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Registrant. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act (the "Minister') is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Registrant by a non-Canadian other than an "NAFTA Investor" (as that term is defined in the Investment Act and which term generally means American and Mexican nationals) when the Registrant was not controlled by a NAFTA Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was $5,000,000 or more, or if an order for review was made by the Federal Cabinet on the grounds that the investment related to Canada's cultural heritage or national identity. (NAFTA" refers to the North American Free Trade Agreement of 1993.) An investment in Common Shares of the Registrant by a NAFTA Investor, or by a non-Canadian when the Registrant was controlled by a NAFTA Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was not less than a specified amount, that is, Cdn. $150,000,000 in terms of "constant 1991 dollars", which for 1993 is Cdn. $153,000,000. A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if he acquired a majority of the Common Shares of the Registrant would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquiror through the ownership of Common Shares.

Certain transactions relating to common shares of the Registrant would be exempt from the Investment Act, including:

     (a) an acquisition of common shares of the Registrant by a person in the ordinary course of that person's business as a trader or dealer in securities,


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     (b)  an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not
for a     purpose related to the provision of the Investment Act, and

     (c) an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of Common Shares, remained unchanged.

Acquisitions of control by NAFTA Investors of certain Canadian businesses are subject to review even if the value of the assets of the Canadian business do not exceed the annual threshold applicable to NAFTA Investors (Cdn.$150 million in constant 1991 dollars). For example, investments in the following sectors are subject to the Cdn. $5 million threshold applicable to all non-Canadians: oil, gas uranium, financial services (except insurance), transportation, cultural and broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products) television and radio services. The Minister has also issued an Interpretation Note advising that oil and gas properties, and other mineral properties, which are only at the exploration stage, are not considered to be a business. A producing mine, however, is considered to be a business as is a property on which development of a mine has been commenced for the purpose of production.

ITEM 7.   TAXATION

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of common shares by a holder of one or more common shares (the "Holder") who is resident in the United States of America and holds common shares solely as capital property. This summary is based on the current provisions of the Income Tax Act (Canada-U.S. 1980 Tax Convention (the "Treaty"). It has been assumed that all currently proposed amendments to the Tax Act will be enacted as proposed and there is no other relevant change in any governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the Holder on the Holder's Common Shares. Under the Treaty, the rate of withholding tax is, if the Holder is a company that owns at least 10% of the voting stock of the Registrant and beneficially owns the dividend, 10%, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Act, a Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition on death, provided either that the Holder did not hold the Common Share as capital property used in carrying on a business in Canada, or that either, the Holder nor person with whom the holder did not deal at arm's length alone or together



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owned 25% or more of the issued shares of any class of the Registrant at any time in the five year immediately preceding the disposition.

Subject to certain limited exceptions, a Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be relieved by the Treaty from such liability.


ITEM 8.   SELECTED FINANCIAL DATA.

A. The following constitutes selected financial data for the Registrant for the last five completed fiscal years. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited and unaudited financial statements.

                                                September 30
                                    ---------------------------------------
                                    1996            1995               1994
Net Sales/
Revenues                       $ 16,057,276     $ 11,900,117      $ 11,433,951

Income (Loss) from
Continuing
Operations                          400,055         (342,613)       (5,711,147)

Income (Loss)
per share                      $       0.08             (.02)             (.32)

Current Assets                    3,129,423        1,912,082         2,592,617
Other Assets                      1,399,562        1,449,391         1,605,227

Total Assets                      4,528,985        3,361,473         4,197,844

Long Term debt                        -              300,000             -

Shareholders
Equity                            2,342,861          262,806           605,419

Retained Earnings
  (deficit)                    $ (9,886,961)   $ (10,287,016)     $ (9,944,403)



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                                                        September 30
                                                  -----------------------
                                                  1993              1992
Net Sales/
Revenues                                    $  11,082,107       $ 4,859,558
Income (Loss) from
Continuing
Operations                                        110,411        (2,645,297)

Income (Loss)
per share                                            0.01             (0.36)

Current Assets                                  1,946,701           594,895
Other Assets                                    5,206,390         1,793,090

Total Assets                                    7,153,091         2,387,985

Long Term debt                                    414,397           369,244

Shareholders
Equity                                          4,903,866           383,854

Retained Earnings                              (4,068,256)       (4,178,667)
  (deficit)

No cash dividends have been declared nor are any intended to be declared. The Registrant is subject to no legal restrictions respecting the payment of dividends (except that they may not be paid to render the Registrant insolvent) Dividend policy will be based on the Registrant's cash resources and needs and it is anticipated that all available cash will be needed for property development for the foreseeable future.

EXCHANGE RATES

On September 30, 1996, the buying rate for Canadian dollars was $1.00 US; $1.3619 Cdn.
                                                          (To September 30 only)
               1992        1993         1994        1995         1996
               ----        ----         ----        ----         ----

Period End     1.1840      1.2857       1.3865      1.3635       1.3619

Average        1.1917      1.2817       1.3825      1.3609       1.3669

High *         1.2037      1.2890       1.3920      1.3750       1.3747

Low *          1.1823      1.2755       1.3755      1.3480       1.3591
     * The high and low buying rate figures are selected from daily high and low figures.


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ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATION.


LIQUIDITY AND CAPITAL RESOURCES

Envoy's financial position was enhanced considerably during the 1996 by strong operating cash flows and the completion of two private equity placements. Cash generated by these sources has been deployed internally to finance working capital and continued expansion.

In January 1996 Envoy completed equity financing for $1 million through the private placement of 2,631,580 common shares at a price of $.38 per share. Subsequent to the fiscal year end the Company completed an additional equity financing placement of $680,000 through the private placement of 1,000,000 common share at a price of $.68 per share.

At the year end Envoy maintained a strong liquidity position with a working capital balance of $1,000,000 and a cash balance of $1.2 million. The Company plans to continue to finance working capital internally through operating cash flows. Envoy is free of any operating or term debt financing.

Senior management believes that the Company's strong balance sheet and liquidity combine to position the Company favorably to make strategic acquisitions of profitable business using a combination of debt and equity financing. The acquisition strategy will buoy rates of return on equity and advance the Company's goal of becoming a significant force in the communication industry.

RESULTS OF OPERATION

Consolidated revenue increased by 35% to $16,000,000 during the last fiscal year. This revenue increase was essentially split with half attributed to the Advertising business and half to the Business Communications and Design operations. Increased revenues in the Advertising business are a product of expanded commitments from existing clients and the annualized effects of previous new business wins. Revenue expansion in the Business Communications and Design segments is a result of the continued growth and contributions of these companies incorporated in mid 1995.

Operating margins increased by 20% to $4,100,000 from $3,400,000. As a percentage of revenue margins decreased slightly to 25% of revenue compared to 28% in the prior year. Increases in lower margin media revenues in the Advertising segment worked to reduce gross profit in that business to 20% from 26% of revenue. Reduced margins in the Advertising operation were partially offset by revenue growth in the relatively high margin Business Communications and Design subsidiaries. Gross profit margins in the latter were essentially unchanged at 40% and 55% of revenue respectively.


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Operating costs decreased significantly to 22% of revenue from 30% a year earlier. Decreased operating costs are a direct result of productivity gains afforded by rationalization efforts undertaken by Envoy late in the 1995 fiscal year. Increased media revenues requiring less labor intensity have also worked to reduce operating costs as a percentage of revenue.

Operating income increased by $740,000 to $580,000 from an operating loss of $160,000 in the previous year. Improvements in operating profitability have been jointly achieved through profitable new business gains and productivity improvements.

Amortization expenses have remained virtually unchanged at $1,280,000 for the year.

Income taxes for the period have been reduced to nil by utilizing the benefits of unrecorded tax losses arising from previous periods.

RISKS AND UNCERTAINTIES

Envoy's diversity of operations and clients minimizes the potentially adverse impact of the loss of any one client or contract. The Company's record of organically growing client's businesses are a testament to the Company's ability to provide industry leading creative and strategic services.

Envoy's management encourages and promotes the development of senior personnel and has an excellent record of key employee retention. The Company's extremely competitive policies regarding employee compensation mitigate the potential for key employee turnover.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

The Directors and Officers of the Registrant are set out in the following table which also discloses the periods of time when such directors were directors of the Registrant.

Name                               Position Held              Commenced Term
                                                              Month/Year
Geoffrey Genovese             President & CEO                 1/95
Christopher Stavenjord        Vice President &
                               Creative Director              2/96
Andrew Crighton               Vice President CBC Div.         1/95
Jeffrey Irwin                 Chief Financial Officer         9/96
Darlene Soper                 Secretary                       1/95

Geoffrey Genovese             Director                        7/91
John Bailey                   Director                        4/94
Albert Aimers                 Director                        1/95
David Hull                    Director                        1/95


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All directors have a term of office expiring at the next general meeting of the
Registrant which is anticipated to be in February, 1997 unless re-elected thereat or unless a director's office is earlier vacated in accordance with the Articles of the Registrant or the provision of the Company Act (British Columbia). All officers have a term of office lasting until their removal or replacement by the Board of Directors.

GENERAL INFORMATION RESPECTING CURRENT MANAGEMENT OF THE COMPANY.

GEOFFREY GENOVESE
President, Director, Chief Executive Officer

Mr. Genovese earned a Bachelor of Arts from Wilfred Laurier University. During his ten years with Incentive Design Group the company grew to ten million in sales with over 60 employees. The company and its employees won many international awards for their work. He has acquired major clients through diligent prospecting, disciplined preparation, client focused presentations and aggressive closing. Since joining with Communique Group they have become one of the country's fastest growing integrated communications companies.

CHRISTOPHER STAVENJORD
Vice President & Creative Director

Mr. Stavenjord is one of the co-founders of Communique's advertising division and has a diploma in Applied Arts, Creative Writing and Television / Film Production. His many awards include the New York Radio Festival Gold, Marketing Award of Merit and the Bronze Bessie TVB Award of Merit. Mr. Stavenjord comes to the Company with a substantial background in creative development for existing clients and has great success in creating both retail and brand advertising.

ANDREW CRIGHTON
VICE PRESIDENT & CREATIVE DIRECTOR

Mr. Crighton is recognized as one of the most talented creative thinkers in communications. He is a 25-year veteran of the industry and one of the founding partners of Communique in 1982.

JEFFREY IRWIN
CHIEF FINANCIAL OFFICER

Mr. Irwin is a Certified Management Accountant (CMA) accredited by the Society of Management Accountants of Ontario, Canada. In his capacity as Chief Financial Officer of Communique he is responsible for the ongoing financial, administrative and Human Resources management of the Company. Mr. Irwin continues to ensure proper financial and management control systems are in place throughout the group and is also responsible for the Company's adherence to regulatory requirements.


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Mr. Irwin has spent a number of years in senior financial management roles with large, public, multi-national communications conglomerates. His previous experience is international in scope and encompasses organizations with Canadian, American and European origin.

MR. JOHN BAILEY, OUTSIDE DIRECTOR

Mr. Bailey is a Barrister & Solicitor earning a Bachelor of Commerce degree and a Bachelor of Laws from the University of Toronto and a Master of Laws from York University. He has had vast experience as a director and officer of both private and public companies.

DAVID HULL, OUTSIDE DIRECTOR

Mr. Hull is the Executive Vice President of The Hull Group of Companies and President of Hull Life Insurance Agencies Inc., having obtained his life license in 1978. He has qualified for the Million Dollar Round Table each year since 1979, a member of the Centurion Club, and was President of Canada Life Conference in 1989.

ALBERT AIMERS, OUTSIDE DIRECTOR

Mr. Aimers is a venture capitalist and merchant banker based in Vancouver, British Columbia.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

During the financial year ended September 30, 1995, the Registrant had 4 executive officers, namely its President, Vice President & Creative Director, Vice President of CBC Division and the Chief Financial Officer. During the period in question, Mr. Genovese, the President was paid $120,000, Mr. Stavenjord was paid $120,000, and Andrew Crighton $82,200 and Mr. Irwin was paid $75,000. No other officers or directors were compensated with cash. In addition, Mr. Genovese was allowed a vehicle lease of $11,700 in value.

No other cash compensation, including salaries, fees, commissions, and bonuses was paid or is to be paid to the directors and officers of the Registrant for services rendered for the financial year ended September 30, 1995.

No profit sharing, pension or retirement benefit plans have been instituted by the Company and none are proposed at this time. These are no arrangements for payments on termination of any member of management in the event of a change of control.

The aggregate value of the Directors' and Senior Officers' options exercised below the market price of the shares at the time of exercise for the year ended September 30, 1996 was nil . These benefits are calculated as the difference between the market price and option exercise price on the date of actual disposition of such shares.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

The Registrant has granted to its officers and directors the following outstanding options or warrants to purchase common shares of its capital stock.

Current Employee and Management Incentive Options Outstanding

                                 Number         Exercise        Date of
Name                             Shares         Price           Expiry
----                             ------         -----           ------

Jeffrey Irwin                     50,000        $ 1.75          Sept 24, 1998
Chris Stavenjord                 125,000           .67          Feb. 25, 1998
Ardith Freethy                    20,000           .67          Feb. 25, 1998
Grant MacMillian                  20,000           .67          Feb. 25, 1998
Geoffrey B. Genovese             200,000           .67          Feb. 25, 1998
David Hull                        10,000           .67          Dec. 31, 1996
John Bailey                       20,000           .67          Dec. 31, 1996
Albert Aimers                     10,000           .67          Dec. 31, 1996
Andrew Crighton                   15,000           .67          Dec. 31, 1996


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has, or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction which in either such case has materially affected or will materially affect the Registrant or its predecessors except as disclosed herein.


                                       PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

The securities of the Registrant to be registered are common shares without par value. All common shares of the Registrant's common stock, both issued and unissued are of the same class and rank equally as to dividends, voting powers and participation in the assets of the Registrant on a winding-up or dissolution. No common shares have been issued subject to call or assessment. There are no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of, sinking fund or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Company Act of the province of British Columbia,

Canada. Each common share is entitled to one vote with respect to the election of directors and other matters to which shareholders are ordinarily entitled. All references to "shares" or "common shares" herein refer to common shares without par value of the Registrant or its predecessors, all of which have had only one class or kind of security authorized or issued in the past, that being common shares without par value.


                                       PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

     Not Applicable


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
     SECURITIES.

     Not Applicable.

                                       PART IV

ITEM 17.  FINANCIAL STATEMENTS.

Not Applicable.  See Item 18.

ITEM 18.  FINANCIAL STATEMENTS.

The following attached audited financial statements as at September 30, 1996 and 1995 are incorporated herein:

(a)  Consent of Independent Accountants
(b)  Auditors' Report
(c)  Statements of Loss
(d)  Statements of Deficit
(e)  Balance Sheets
(f)  Statements of Changes in Financial Position
(g)  Notes to Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit 99.1    Articles of Incorporation, bylaws, and amendments thereto.

                                      SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement (annual report) to be signed on its behalf by the undersigned thereunto duly authorized.

                              Envoy Communications Group Inc.


Dated: January 17, 1997        /s/ G. B. Genovese
       ----------------        ----------------------------
                               Geoffrey B. Genovese,
                               President/Director

                                 FINANCIAL STATEMENTS

                       YEARS ENDED SEPTEMBER 30, 1996 and 1995

                             ENVOY COMMUNICATIONS GROUP INC.
                             CONSOLIDATED FINANCIAL STATEMENTS
                             FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

                                                                        CONTENTS
--------------------------------------------------------------------------------
AUDITORS' REPORT                                                               2

CONSOLIDATED FINANCIAL STATEMENTS

    Balance Sheets                                                            3

    Statements of Operations and Deficit                                      4

    Statements of Changes in Financial Position                               5

    Summary of Significant Accounting Policies                              6-7

    Notes to Financial Statements                                          8-11

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                AUDITORS' REPORT

--------------------------------------------------------------------------------


TO THE SHAREHOLDERS OF
ENVOY COMMUNICATIONS GROUP INC.

We have audited the consolidated balance sheets of Envoy Communications Group Inc. as at September 30, 1996 and 1995 and the consolidated statements of operations and deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 1996 and 1995 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles. As required by the Companies Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.



/s/ BDO Dunwoody

Chartered Accountants
Toronto, Canada
November 1, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 ENVOY COMMUNICATIONS GROUP INC.
                                                     CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30                                            1996           1995
--------------------------------------------------------------------------------

ASSETS

CURRENT
   Cash                                         $    1,198,876  $     816,300
   Accounts receivable (Note 1)                      1,431,777        877,420
   Notes receivable (Note 2)                            55,000         30,000
   Contract work-in-process                            246,312        108,255
   Prepaid expenses                                    148,598         49,771
   Deferred charges                                     48,860         30,336
                                                --------------------------------

                                                     3,129,423      1,912,082

LONG-TERM INVESTMENT (Note 3)                           40,000              -
CAPITAL ASSETS (Note 4)                                442,862        487,691
GOODWILL (Note 5)                                      916,700        961,700
                                                --------------------------------

                                                $    4,528,985  $   3,361,473
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
   Accounts payable and accrued liabilities     $    2,013,417  $   2,712,830
   Deferred revenue                                    172,707         85,837
   Notes payable                                             -        300,000
                                                --------------------------------

                                                     2,186,124      3,098,667
                                                --------------------------------

SHAREHOLDERS' EQUITY
   Share capital (Note 6)                           12,229,822     10,549,822
   Deficit                                         (9,886,961)   (10,287,016)
                                                --------------------------------

                                                     2,342,861        262,806
                                                --------------------------------

                                                $    4,528,985  $   3,361,473
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

On behalf of the Board:

                                 Director
--------------------------------

                                 Director
--------------------------------


THE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 ENVOY COMMUNICATIONS GROUP INC.
                               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT


FOR THE YEARS ENDED SEPTEMBER 30                       1996             1995
--------------------------------------------------------------------------------

REVENUE                                         $   16,057,276  $   11,900,177
                                                ------------------------------

OPERATING EXPENSES
   Cost of purchased services                       11,997,293       8,529,047
   Salaries and benefits                             2,165,171       1,939,410
   General and administrative                        1,143,896       1,258,094
   Occupancy costs                                     170,646         331,299
                                                 -------------------------------

                                                    15,477,006      12,057,850
                                                 -------------------------------
INCOME (LOSS) BEFORE AMORTIZATION OF CAPITAL
   ASSETS, INCOME TAXES AND INCOME TAX REDUCTION       580,270        (157,673)

AMORTIZATION OF CAPITAL ASSETS                         180,215         184,940
                                                 -------------------------------

NET INCOME (LOSS) BEFORE INCOME TAXES AND
   INCOME TAX REDUCTION                                400,055        (342,613)

PROVISION FOR INCOME TAXES                             180,000               -

REDUCTION OF INCOME TAXES ARISING FROM THE
   UTILIZATION OF PREVIOUS YEARS' LOSSES              (180,000)              -
                                                 -------------------------------

NET INCOME (LOSS)                                      400,055        (342,613)

DEFICIT, beginning of year                         (10,287,016)     (9,944,403)
                                                 -------------------------------

DEFICIT, end of year                            $   (9,886,961) $  (10,287,016)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NET INCOME (LOSS) PER SHARE
   (NOTE 6)               - BASIC                         0.08           (0.09)
                          - FULLY DILUTED                 0.06   ANTI-DILUTIVE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE ACCOMPANYING SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 ENVOY COMMUNICATIONS GROUP INC.
                        CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED SEPTEMBER 30                          1996         1995
--------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN)

  OPERATING ACTIVITIES
     Net income (loss)                                $   400,055  $  (342,613)
     Items not involving cash
       Amortization                                       180,215      184,940
                                                      --------------------------

     Cash flow from operations                            580,270     (157,673)

     CASH FLOW FROM OPERATIONS PER SHARE (NOTE 6)            0.11        (0.04)

     Net change in non-cash working capital balances
       Accounts receivable                               (554,357)    (267,350)
       Contract work-in-process                          (138,057)      54,306
       Prepaid expenses                                   (98,827)      (1,164)
       Deferred charges                                   (18,524)     (30,336)
       Accounts payable and accrued liabilities          (699,413)    (519,015)
       Deferred revenue                                    86,870     (274,743)
       Notes payable                                     (300,000)     300,000
                                                      --------------------------

                                                       (1,142,038)    (895,975)
                                                      --------------------------

  FINANCING ACTIVITIES
     Issuance of common shares for cash                 1,000,000            -
     Proceeds for common shares to be issued              680,000            -
                                                      --------------------------

                                                        1,680,000            -
                                                      --------------------------

  INVESTING ACTIVITIES
     Long-term investment                                 (40,000)
     Purchase of capital assets - net                     (90,386)     (29,104)
     Issuance of note receivable                          (25,000)           -
                                                      --------------------------

                                                         (155,386)     (29,104)
                                                      --------------------------

INCREASE (DECREASE) IN CASH                               382,576     (925,079)

CASH, beginning of year                                   816,300    1,741,379
                                                      --------------------------

CASH, end of year                                     $ 1,198,876  $   816,300
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 ENVOY COMMUNICATIONS GROUP INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

NATURE OF
OPERATIONS       The Company, through its subsidiaries, is involved in
                 advertising, corporate communication, meeting planning, organization and incentive travel, and interactive new media.
                 The Company is incorporated under the Companies Act (British
                 Columbia).

PRINCIPLES OF
CONSOLIDATION    The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy
                 Communications Group and affiliates, as follows:

                                                           % of Jurisdiction of
                 Company                              Ownership   Incorporation

                 Business Theatres International Inc.      100%         Ontario
                 Communique Business
                   Communications Inc.                      75%         Ontario
                 Communique Incentive Inc.                 100%         Ontario
                 Incentive Design Communications Inc.      100%         Ontario
                 The Communique Group Inc.                 100%         Ontario
                 Turnstyle Design Inc.                      80%         Ontario

CAPITAL ASSETS   Capital assets are recorded at cost and are amortized over their estimated useful lives as follows:

                 Audio visual equipment      2 to 5    years straight-line
                 Computer equipment          30%       declining balance
                 Furniture and equipment     20%       declining balance
                 Shows and video             20%       declining balance
                 Leasehold improvements                Over estimated lease term

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 ENVOY COMMUNICATIONS GROUP INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SEPTEMBER 30, 1996
--------------------------------------------------------------------------------
REVENUE RECOGNITION Advertising revenue is recognized on a
                    percentage-of-completion basis and includes gross billings for those customers for which the Company is the agency of record. A significant portion of advertising revenue is derived from non-refundable retainers which are billed and recognized on a monthly basis. Revenue derived from corporate communications, meeting planning, and organization and incentive travel, and interactive new media is recognized on the completed contract basis. Payments received in excess of revenue recognized on the related contracts have been recorded as deferred revenue. Costs incurred in excess of billings on the related contracts have been recorded as contract work-in-process.

GOODWILL Goodwill, representing the excess of the purchase price over the fair market value of net assets acquired, is amortized on a straight-line basis over 25 years from the date of acquisition. Goodwill is written down when there is an impairment in value that is other than temporary.

FOREIGN CURRENCY
TRANSLATION         Foreign currency accounts are translated into Canadian
                    dollars as follows:

                    During the year, an asset, liability, revenue or expense related to each project is translated into Canadian dollars by the use of the exchange rate in effect at the date the project was completed. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in results of operations in the current period.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 ENVOY COMMUNICATIONS GROUP INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

1.   RELATED PARTY TRANSACTIONS

     Certain management and administrative costs totalling $75,000 (1995 $75,000) were paid during the year to a company controlled by a director.

     Included in accounts receivable is $31,500 (1995 - $nil) due from a director.

--------------------------------------------------------------------------------

2.   NOTES RECEIVABLE

     The notes receivable are non-interest bearing and due on demand.

--------------------------------------------------------------------------------

3.   LONG-TERM INVESTMENT

     On September 1, 1996, the company acquired a 35% interest in Vertex Communications Limited for $40,000 which was $13,000 in excess of the corresponding portion of its underlying net book value at the date of purchase. The long-term investment is accounted for using the equity method.

--------------------------------------------------------------------------------

4.   CAPITAL ASSETS

                                                  1996                    1995
                               ------------------------------------------------
                                           ACCUMULATED             ACCUMULATED
                                     COST AMORTIZATION       COST AMORTIZATION

     Audio visual equipment    $  270,284   $  255,798 $  255,103   $  245,569
     Computer equipment           228,339      143,423    182,178      116,922
     Furniture and equipment      784,695      497,105    775,172      421,078
     Shows and video              460,496      432,282    460,496      423,397
     Leasehold improvements        92,700       65,044     73,178       51,470
                               ------------------------------------------------

                               $1,836,514   $1,393,652 $1,746,127  $ 1,258,436
                               ------------------------------------------------
                               ------------------------------------------------

     Net book value                         $  442,862             $   487,691
                                            -----------------------------------
                                            -----------------------------------

     Certain of these capital assets have been fully amortized.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 ENVOY COMMUNICATIONS GROUP INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30,1996
--------------------------------------------------------------------------------
5.   GOODWILL
                                                  1996                    1995
                                            -----------------------------------

     Goodwill, at cost                      $5,562,797            $  5,562,797
     Write-down                             (4,100,000)             (4,100,000)
                                            -----------------------------------
                                             1,462,797               1,462,797
     Accumulated amortization                 (546,097)               (501,097)
                                            -----------------------------------

                                            $  916,700            $    961,700
                                            -----------------------------------
                                            -----------------------------------

--------------------------------------------------------------------------------
6.   SHARE CAPITAL

     a) AUTHORIZED


        50,000,000 (1995 - 100,000,000) common shares without par value

        During the year, pursuant to Articles of Amendment, the company's shares underwent a reverse split whereby five old shares were exchanged for one new share. As a result, the number of authorized common shares was reduced to 20,000,000 shares. Subsequent to the reverse split, the company increased its number of authorized common shares to 50,000,000 shares.

     b) ISSUED/TO BE ISSUED

                                                               1996                           1995
                                                   #              $             #              $
                                      ---------------------------------------------------------------
        ISSUED
        BALANCE, BEGINNING OF YEAR           18,070,985     10,549,822     18,070,985     10,549,822
        Reverse split
          (1 new share for 5 old shares)    (14,456,788)             -              -              -
                                            ---------------------------------------------------------
                                              3,614,197     10,549,822     18,070,985     10,549,822
        During the year common shares
          were issued for cash, pursuant
          to private placements               2,631,580      1,000,000              -              -
                                            ---------------------------------------------------------

        BALANCE, END OF YEAR                  6,245,777     11,549,822     18,070,985     10,549,822

        TO BE ISSUED                          1,000,000        680,000              -              -
                                            ---------------------------------------------------------

                                              7,245,777     12,229,822     18,070,985     10,549,822
                                            ---------------------------------------------------------
                                            ---------------------------------------------------------

        During the year, $680,000 was received as an advance on 1,000,000 common shares subscribed for pursuant to a private placement. Approval of the subscription by the regulatory authorities was received subsequent to September 30, 1996 and the common shares were issued at a price of $0.68 per share.

        The above common shares issued during the year and to be issued are subject to one-year no-trade periods which expire on January 29, 1997 and September 12, 1997 respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 ENVOY COMMUNICATIONS GROUP INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 1996
--------------------------------------------------------------------------------
6.   SHARE CAPITAL (continued)

     c) NET INCOME (LOSS) AND CASH FLOW FROM OPERATIONS PER SHARE

        Net income (loss) per share amounts are based on the weighted monthly average number of common shares outstanding during the year of 5,149,285 - Basic (1995 - 3,614,197 after giving retroactive effect to the share consolidation on January 22, 1996) and 6,973,123 - Fully diluted (1995 - Anti-dilutive). Cash flow from operations per share amounts are based on the average number of common shares outstanding of 5,149,285 (1995 - 3,614,197).

     d) SHARE OPTION PLAN

        The Company has reserved 724,578 common shares under its Director and Employee Incentive Share Purchase Option Plans. At September 30, 1996, options for 520,000 common shares (1995 - 1,292,599) were outstanding at exercise prices ranging from $0.67 to $1.75 (1995 - $0.30 to $0.85). Options are exercisable at any time until expiry between 1996 and 1998.

     e) WARRANTS

        In conjunction with the private placements which took place during the year, 2,631,580 share purchase warrants were issued with an exercise price of $0.38 to January 29, 1997 and $0.44 thereafter to January 29, 1998. 1,000,000 share purchase warrants were issued subsequent to September 30, 1996 with an exercise price of $0.85 to September 12, 1997 and $1.00 thereafter to September 12, 1998. At September 30, 1996, 3,631,580 warrants (issued and to be issued) were outstanding (1995 - nil). The company has reserved 3,631,580 common shares to be issued upon the exercise of the share purchase warrants.

--------------------------------------------------------------------------------

7.   MINORITY INTEREST

     Minority interests are not significant.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                 ENVOY COMMUNICATIONS GROUP INC.
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30,1996
--------------------------------------------------------------------------------

8.   INCOME TAXES

     The potential benefit from tax losses incurred in previous years has not been reflected in these consolidated financial statements. These losses are available to reduce future years' taxable income and expire as follows:

          YEAR                                        AMOUNT

          1998                                        55,000
          1999                                       808,000
          2000                                       281,000
          2001                                     1,642,000
          2002                                       172,000
          2003                                       120,000
                                               -------------

                                                   3,078,000
          Expenses recorded in the accounts,
          not yet claimed for tax purposes,
          available indefinitely                      61,000
                                               -------------

                                                $  3,139,000
                                               -------------
                                               -------------

-------------------------------------------------------------------------------

9.   COMMITMENTS

     The Company has entered into agreements to lease equipment and a vehicle for various periods and is required to make future minimum annual lease payments as follows:

          YEAR                                        AMOUNT

          1997                                  $    153,000
          1998                                       104,000
          1999                                        33,000
          2000                                         9,000
          2001                                         1,000
                                               -------------

                                                $    300,000
                                               -------------
                                               -------------

     The Company has entered into a 15-month lease for its premises commencing April 1, 1996 at a monthly rent of approximately $12,300 with a rent-free period for the first six months.

--------------------------------------------------------------------------------

10.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.